Memo

To:	All Temple-Inland Employees
From:	Doyle R. Simons
Date:	August 9, 2011
Subject:	International Paper Extends Tender Offer Deadline

Earlier this morning, International Paper (IP) issued a press release announcing that it has extended its unsolicited tender offer to acquire all outstanding shares of Temple-Inland until September 8, 2011.  According to its release, fewer than 8% of our outstanding shares have been tendered.

The extension was not unexpected as bidders routinely extend tender offers.  As you know, on July 18, 2011, we announced our Board of Directors’ unanimous determination that IP’s unsolicited tender offer at $30.60 per share is not in the best interests of our stockholders and its recommendation that our stockholders not tender their shares.

As always, we will keep you informed as additional developments occur.  For the most up-to-date information, please visit InsideTIN or www.templeinland.com.  In the event that you receive a media inquiry, please forward it to Brad Johnston, Chief Administrative Officer, at (512) 434-8053 or bradjohnston@templeinland.com.  All investor inquiries should be sent to Chris Mathis, VP-Investor Relations; he can be reached by phone at (512) 434-3766 or email at chrismathis@templeinland.com.

Personally and on behalf of your Board and management team, I thank you for your continuing commitment and dedication to our company.

Sincerely,

Doyle R. Simons
Chairman and CEO

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In response to the tender offer commenced by Metal Acquisition Inc., a wholly-owned subsidiary of International Paper Company, Temple-Inland filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”) on July 18, 2011.

INVESTORS OF TEMPLE-INLAND ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors of Temple-Inland may obtain free copies of the Solicitation/Recommendation Statement and other documents containing important information about Temple-Inland that are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Temple-Inland are also available free of charge in the “Investor Relations” section of  Temple-Inland’s internet website at www.templeinland.com or by contacting Temple-Inland’s Investor Relations Department at (512) 434-3766.  Materials related to International Paper’s unsolicited offer are available in the “Investor Relations” section of Temple-Inland’s website at www.templeinland.com.